                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 11)



             UNITED TRUST GROUP, INC. (FORMERLY, UNITED TRUST, INC.)
                                (Name of Issuer)


                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)


                                    913111209
                                 (CUSIP Number)

                                   Jill Martin
                          First Southern Bancorp, Inc.
                 P.O. Box 328, Stanford, KY 40484 (606-365-3555)


                                 April 11, 2001
             (Date of Event which requires filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box [ ]

CUSIP No. 913111209             13D                          Page 2 of 43 Pages
--------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               First Southern Funding, LLC
--------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a)  [X]
              (b)  [ ]
--------------------------------------------------------------------------------
3             SEC USE ONLY
--------------------------------------------------------------------------------
4             SOURCE OF FUNDS
              WC, BK
--------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION
              Kentucky
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
NUMBER OF                           1,130,747*
SHARES         --------------------------------------------------
BENEFICIALLY               8    SHARED VOTING POWER
OWNED BY                            0*
EACH           --------------------------------------------------
REPORTING                  9    SOLE DISPOSITIVE POWER
PERSON                              1,130,747*
WITH           --------------------------------------------------
                           10 SHARED DISPOSITIVE POWER
                                    0*
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
           1,130,747*
--------------------------------------------------------------------------------
12         CHECK IF THE  AGGREGATE  AMOUNT  IN  ROW 11
           EXCLUDES CERTAIN
           SHARES (SEE INSTRUCTIONS)
           [X]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           31.6%*
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
           CO
--------------------------------------------------------------------------------

*  See response to Item 5

CUSIP No. 913111209           13D                            Page 3 of 43 Pages
--------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             First Southern Bancorp, Inc.
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (a)  [X]
             (b)  [ ]
--------------------------------------------------------------------------------
3            SEC USE ONLY
--------------------------------------------------------------------------------
4            SOURCE OF FUNDS
             WC, BK
--------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION
             Kentucky
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
NUMBER OF                           353,044*
SHARES         --------------------------------------------------
BENEFICIALLY               8    SHARED VOTING POWER
OWNED BY                            0*
EACH           --------------------------------------------------
REPORTING                  9    SOLE DISPOSITIVE POWER
PERSON                              353,044*
WITH           --------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                    0*
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
           353,044*
--------------------------------------------------------------------------------
12         CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
           CERTAIN SHARES (SEE INSTRUCTIONS)
           [X]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           9.9%*
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
           HC
--------------------------------------------------------------------------------

* See response to Item 5

CUSIP No. 913111209            13D                           Page 4 of 43 Pages
--------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Jesse T. Correll
--------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a)  [X]
            (b)  [ ]
--------------------------------------------------------------------------------
3           SEC USE ONLY
--------------------------------------------------------------------------------
4           SOURCE OF FUNDS
            AF, OO
--------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
NUMBER OF                           185,454*
SHARES         --------------------------------------------------
BENEFICIALLY               8    SHARED VOTING POWER
OWNED BY                            See response to Item 5
EACH           --------------------------------------------------
REPORTING                  9    SOLE DISPOSITIVE POWER
PERSON                               185,454*
WITH           --------------------------------------------------
                          10   SHARED DISPOSITIVE POWER
                                    See response to Item 5
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
           See response to Item 5
--------------------------------------------------------------------------------
12         CHECK IF THE  AGGREGATE  AMOUNT  IN  ROW 11
           EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
           [X]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           See response to Item 5
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
           IN

* See response to Item 5

CUSIP No. 913111209             13D                          Page 5 of 43 Pages
--------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             First Southern Capital Corp., LLC
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (a)  [X]
             (b)  [ ]
--------------------------------------------------------------------------------
3            SEC USE ONLY
--------------------------------------------------------------------------------
4            SOURCE OF FUNDS
             WC
--------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION
             Kentucky
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
NUMBER OF                           183,033*
SHARES         --------------------------------------------------
BENEFICIALLY               8    SHARED VOTING POWER
OWNED BY                            0*
EACH           --------------------------------------------------
REPORTING                  9    SOLE DISPOSITIVE POWER
PERSON                              183,033*
WITH           --------------------------------------------------
                           10 SHARED DISPOSITIVE POWER
                                    0*
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
           183,033*
--------------------------------------------------------------------------------
12         CHECK IF THE  AGGREGATE  AMOUNT  IN  ROW 11
           EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
           [X]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           5.1%*
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
           CO
--------------------------------------------------------------------------------

*  See response to Item 5

CUSIP No. 913111209            13D                           Page 6 of 43 Pages
--------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            First Southern Investments, LLC
--------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a)  [X]
            (b)  [ ]
--------------------------------------------------------------------------------
3            SEC USE ONLY
--------------------------------------------------------------------------------
4           SOURCE OF FUNDS
            WC
--------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION
            Kentucky
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
NUMBER OF                           18,575*
SHARES         --------------------------------------------------
BENEFICIALLY               8    SHARED VOTING POWER
OWNED BY                            0*
EACH           --------------------------------------------------
REPORTING                  9    SOLE DISPOSITIVE POWER
PERSON                              18,575*
WITH           --------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                    0*
--------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
            REPORTING PERSON
            18,575*
--------------------------------------------------------------------------------
12          CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
            CERTAIN SHARES (SEE INSTRUCTIONS)
            [X]
--------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
            0.5%*
--------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON
            CO
--------------------------------------------------------------------------------

* See response to Item 5

CUSIP No. 913111209          13D                             Page 7 of 43 Pages
--------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Ward F. Correll
--------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a)  [X]
              (b)  [ ]
--------------------------------------------------------------------------------
3             SEC USE ONLY
--------------------------------------------------------------------------------
4             SOURCE OF FUNDS
              AF
--------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION
              Kentucky
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
NUMBER OF                           0*
SHARES         --------------------------------------------------
BENEFICIALLY               8    SHARED VOTING POWER
OWNED BY                            See response to Item 5
EACH           --------------------------------------------------
REPORTING                  9    SOLE DISPOSITIVE POWER
PERSON                               0*
WITH           --------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                    See response to Item 5
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
           See response to Item 5
--------------------------------------------------------------------------------
12         CHECK IF THE  AGGREGATE  AMOUNT  IN  ROW 11
           EXCLUDES CERTAIN
           SHARES (SEE INSTRUCTIONS)
           [X]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           See response to Item 5
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
           IN
--------------------------------------------------------------------------------

*  See response to Item 5

CUSIP No. 913111209          13D                             Page 8 of 43 Pages
--------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              WCorrell, Limited Partnership
--------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a)  [X]
              (b)  [ ]
--------------------------------------------------------------------------------
3             SEC USE ONLY
--------------------------------------------------------------------------------
4             SOURCE OF FUNDS
              OO
--------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION
              Georgia
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
NUMBER OF                           72,750*
SHARES         --------------------------------------------------
BENEFICIALLY               8    SHARED VOTING POWER
OWNED BY                            *
EACH           --------------------------------------------------
REPORTING                  9    SOLE DISPOSITIVE POWER
PERSON                               72,750*
WITH           --------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                    *
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
           72,750*
--------------------------------------------------------------------------------
12         CHECK IF THE  AGGREGATE  AMOUNT  IN  ROW 11
           EXCLUDES CERTAIN
           SHARES (SEE INSTRUCTIONS)
           [X]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           2.0%*
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
           PN
--------------------------------------------------------------------------------

*  See response to Item 5

CUSIP No. 913111209           13D                            Page 9 of 43 Pages
--------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Cumberland Lake Shell, Inc.
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (a)  [X]
             (b)  [ ]
--------------------------------------------------------------------------------
3            SEC USE ONLY
--------------------------------------------------------------------------------
4            SOURCE OF FUNDS
             OO
--------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION
             Kentucky
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
NUMBER OF                           98,523*
SHARES         --------------------------------------------------
BENEFICIALLY               8    SHARED VOTING POWER
OWNED BY                            *
EACH           --------------------------------------------------
REPORTING                  9    SOLE DISPOSITIVE POWER
PERSON                               98,523*
WITH           --------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                    *
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
           98,523*
--------------------------------------------------------------------------------
12         CHECK IF THE  AGGREGATE  AMOUNT  IN  ROW 11
           EXCLUDES CERTAIN
           SHARES (SEE INSTRUCTIONS)
           [X]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           2.8%*
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
           CO
--------------------------------------------------------------------------------

*  See response to Item 5

CUSIP No. 913111209            13D                          Page 10 of 43 Pages
--------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Dyscim, LLC
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (a)  [X]
             (b)  [ ]
--------------------------------------------------------------------------------
3            SEC USE ONLY
--------------------------------------------------------------------------------
4            SOURCE OF FUNDS
             OO, AF
--------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION
             Kentucky
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
NUMBER OF                           150,545*
SHARES         --------------------------------------------------
BENEFICIALLY               8    SHARED VOTING POWER
OWNED BY                            *
EACH           --------------------------------------------------
REPORTING                  9    SOLE DISPOSITIVE POWER
PERSON                              150,545*
WITH           --------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                    *
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
           150,545*
--------------------------------------------------------------------------------
12         CHECK IF THE  AGGREGATE  AMOUNT  IN  ROW 11
           EXCLUDES CERTAIN
           SHARES (SEE INSTRUCTIONS)
           [X]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           4.2%*
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
           CO
--------------------------------------------------------------------------------

*  See response to Item 5

                                Explanatory Note

         With this amendment, the reporting persons are amending the disclosures in the text of Items 2, 3, 4, 5, 6 and 7 and Exhibit F of this Report to reflect changes that have occurred since the filing of Amendment 10, as well as the assignment by First Southern Bancorp, Inc. to UTI of its rights and obligations under certain agreements that First Southern Bancorp, Inc. entered into to acquire additional shares of common stock of UTI.

ITEM 1.  SECURITY AND ISSUER

         Not amended.

ITEM 2.  IDENTITY AND BACKGROUND

        The persons reporting on this Schedule 13D are Jesse T. Correll, First Southern Bancorp, Inc., First Southern Funding, LLC, First Southern Capital Corp., LLC and First Southern Investments, LLC, Ward F. Correll, WCorrell, Limited Partnership, Cumberland Lake Shell, Inc. and Dyscim, LLC (individually, each is referred to as a "Reporting Person" and collectively, the "Reporting Persons"). Information with respect to the offices held by any of the Reporting Persons with UTI, First Commonwealth Corporation and three insurance subsidiaries of UTI are provided in Item 4 of this Report and incorporated herein by reference. The name, citizenship or state of organization, principal employment or business, and the address of the principal office of each Reporting Person, are set forth below:

JESSE T. CORRELL

         (a) The name of this Reporting Person is Jesse T. Correll ("Mr. Correll").

         (b) The business address of Mr. Correll is P.O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484.

         (c) Mr. Correll's present principal occupations or employment and the name, principal business and address of any corporation or other organization in which such employment is carried on are:

                           President and Director of First Southern Bancorp, Inc. (bank holding company), P.O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484.

                           Chairman,  CEO and Director of UTI (insurance holding
                           company),   5250  South  6th   Street,   Springfield,
                           Illinois 62703.

         (d) During the last five years, Mr. Correll has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Mr. Correll was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Correll was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Mr. Correll is a citizen of the United States.

FIRST SOUTHERN BANCORP, INC. (FSBI) (a Kentucky corporation)

         (a)      The name of this Reporting Person is First Southern Bancorp,
                  Inc.

         (b)      The state of organization of FSBI is Kentucky.

         (c) The principal business of FSBI is a bank holding company. The address of the principal office of FSBI is P.O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484.

         (d) During the last five years, FSBI has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, FSBI was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which FSBI was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         A list of the directors, executive officers and controlling persons of FSBI, including information about their principal business address and principal occupation, is filed in Exhibit F and incorporated herein by reference.

         All of the directors, executive officers and controlling persons of FSBI are citizens of the United States and during the last five years, none of these directors or executive officers or controlling shareholders (i) has been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

FIRST SOUTHERN FUNDING, LLC (FSF) (a Kentucky limited liability company)

         (a) The name of this Reporting Person is First Southern Funding, LLC. First Southern Funding, LLC is the successor by merger to First Southern Funding, Inc. Effective as of December 31, 1998, First Southern Funding, Inc. merged into First Southern

                  Funding,   LLC,  with  First  Southern  Funding,  LLC  as  the
                  surviving entity in the merger.

         (b)      The state of organization of FSF is Kentucky.

         (c) The principal business of FSF is investments. The address of the principal office of FSF is P.O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484.

         (d) During the last five years, FSF has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, FSF was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which FSF was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         A list of the managers, executive officers and controlling persons of FSF, including information about their principal business addresses and principal occupations, is filed in Exhibit F and incorporated herein by reference.

         Each of the managers, executive officers and controlling persons of FSF is a citizen of the United States and during the last five years, such individual (i) has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

FIRST SOUTHERN CAPITAL CORP., LLC (FSC) (a Kentucky limited liability company)

         (a) The name of this Reporting Person is First Southern Capital Corp., LLC.

         (b)      The state of organization of FSC is Kentucky.

         (c)      The principal  business of FSC is an investment  company.  The address of the principal office of FSC is P.O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484.

         (d) During the last five years, FSC has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, FSC was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which FSBI was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Managers and Controlling Persons of FSC:

         A list of the managers of FSC, including information about their principal business address and principal occupation, is filed in Exhibit F and incorporated herein by reference.

         The managers of FSC are citizens of the United States and during the last five years, none of them (i) has been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

FIRST SOUTHERN INVESTMENTS, LLC (FSI) (a Kentucky limited liability company)

         (a)      The name of this Reporting Person is First Southern
                  Investments,  LLC.

         (b)      The state of organization of FSI is Kentucky.

         (c)      The principal  business of FSI is an investment  company.  The address of the principal office of FSI is P.O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484.

         (d) During the last five years, FSI has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, FSI was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which FSI was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Executive Officer of FSI:

Name and Offices      Present Principal             Principal Occupations
HELD WITH FSI         BUSINESS ADDRESS              OR EMPLOYMENT

Randall L. Attkisson  P.O. Box 328                  Vice President, Treasurer
President             99 Lancaster Street           and Director of First
                      Stanford, KY 40484            Southern Bancorp, Inc.
                                                    (Bank holding company)

                      5250 South Sixth Street       President, Chief Operating
                      Springfield, Illinois 62703   Officer and Director of UTI
                                                    (insurance holding company)

         A list of the members of FSI is filed as Exhibit F to this Report and is incorporated herein by reference.

         Mr. Attkisson and the members of FSI identified on Exhibit F (other than Dyscim, LLC, which is identified separately in this Item as a Reporting Person) are citizens of the United States and during the last five years, none of them (i) has been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

WARD F. CORRELL

         (a)      The name of this Reporting Person is Ward F. Correll.

         (b) The business address of Ward F. Correll is P.O. Box 430, 150 Railroad Drive, Somerset, KY 42502.

         (c) Ward F. Correll's present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is carried on are:

                           Controlling shareholder, Cumberland Lake Shell, Inc. (gasoline wholesaler), P.O. Box 430, 150 Railroad Drive, Somerset, KY 42502.

         (d)      During  the  last  five  years,  Ward F. Correll has not  been
                  convicted  of  a  criminal   proceeding   (excluding   traffic
                  violations or similar misdemeanors).

         (e) During the last five years, Ward F. Correll was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Ward F. Correll was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Ward F. Correll is a citizen of the United States.

WCORRELL, LIMITED PARTNERSHIP (a Georgia limited partnership)

         (a)      The name of this Reporting Person is WCorrell, Limited
                  Partnership.

         (b)      The state of its organization is Georgia.

         (c)      WCorrell,   Limited   Partnership's   principal   business  is
                  investments, and its principal office address is P.O. Box 430, 150 Railroad Drive, Somerset, KY 42502.

         (d) During the last five years, WCorrell, Limited Partnership has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, WCorrell, Limited Partnership was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which CLS was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         A list of the general partners of WCorrell, Limited Partnership, including information about their principal business address and principal occupation, is filed in Exhibit F and incorporated herein by reference.

         All of the general partners of WCorrell, Limited Partnership are citizens of the United States and during the last five years, none of these general partners (i) has been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUMBERLAND LAKE SHELL, INC. (CLS) (a Kentucky corporation)

         (a)      The name of this Reporting Person is Cumberland Lake Shell,
                  Inc.

         (b)      The state of organization of CLS is Kentucky.

         (c) The principal business of CLS is a gasoline wholesaler. The address of the principal office of CLS is P.O. Box 430, 150 Railroad Drive, Somerset, KY 42502.

         (d) During the last five years, CLS has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, CLS was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which CLS was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         A list of the directors, executive officers and controlling persons of CLS, including information about their principal business address and principal occupation, is filed in Exhibit F and incorporated herein by reference.

         All of the directors, executive officers and controlling persons of CLS are citizens of the United States and during the last five years, none of these directors or executive officers or controlling shareholders (i) has been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

DYSCIM, LLC (a Kentucky limited liability company)

         (a) The name of this Reporting Person is Dyscim, LLC. Dyscim, LLC is the successor by merger to Dyscim Holding Company, Inc. Effective April 2, 2001, Dyscim Holding Company, Inc. merged into Dyscim, LLC, with Dyscim, LLC as the surviving entity in the merger.

         (b)      The state of organization of Dyscim, LLC is Kentucky.

         (c)      The  principal  business   of  Dyscim, LLC is investment
                  activities and the address of its principal office is P. O. Box 328, 99 Lancaster Street, Stanford, KY 40484.

         (d) During the last five years, Dyscim, LLC has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Dyscim, LLC was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Dyscim, LLC was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         A list of the managers, executive officers and controlling persons of Dyscim, LLC, including information about their principal business address and principal occupation, is filed in Exhibit F and incorporated herein by reference.

         All of the managers, executive officers and controlling persons of Dyscim, LLC are citizens of the United States and during the last five years, none of these managers or executive officers or controlling persons (i) has been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.



ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The amount of funds used in making prior purchases of the Common Stock by each Reporting Person is as follows:

                                                      FUNDS USED
First Southern Bancorp, Inc.                          $   4,697,478<F1>>
First Southern Funding, LLC                           $  13,202,124<F2>
First Southern Capital Corp., LLC                     $   2,339,995
First Southern Investments, LLC                       $     291,000
Jesse T. Correll                                      $   1,239,744<F3>
Cumberland Lake Shell, Inc.                           $   1,083,753<F3>
Dyscim, LLC                                           $   1,608,006<F3>
WCorrell, Limited Partnership                         $     800,250<F3>
     Totals*                                          $ 25,262,350


         *Excludes acquisition related expenses. No funds of FSBI or any of the other Reporting Persons were used or are anticipated to be used in connection with UTI's acquisitions of shares of Common Stock pursuant to the terms and conditions of the Melville Purchase Agreement (as defined in Item 4 of this Report), the Ryherd Purchase Agreement (as defined in Item 4 of this Report) or the Additional Understandings (as defined in Item 4 of this Report), all as further described in Item 4 of this Report and incorporated herein by reference. [FN]
         <F1>Includes cost of shares of United Income,  Inc.  ("UII") which were converted into shares of UTI in the merger of UII into UTI, and cost of Convertible Notes (including $36,050 accrued interest) which have been converted into Common Stock.
         <F2>Includes $2,792,251, representing value of shares of North Plaza of
Somerset, Inc. exchanged for shares of Common Stock (based on estimated value of approximately $4,000 per share).
         <F3>Representing  value of shares  of North  Plaza of  Somerset,  Inc.
exchanged for shares of Common Stock (based on estimated value of approximately $4,000 per share), plus, in the case of Dyscim, LLC, $84,008 cash used to purchase shares.

         The Reporting Persons exchanged shares of UII and North Plaza of Somerset, Inc., converted the Convertible Notes, and employed working capital to make purchases of the Common Stock, including funds on hand and amounts drawn under existing lines of credit. The lines of credit initially extended by Star Bank, NA, have been refinanced and are currently with Integra Bank, NA (formerly National City Bank of Evansville). FSF borrowed $8,026,160 and FSBI borrowed

$1,901,677 in making the purchases. In addition, Dyscim, LLC's predecessor, Dyscim Holding Company, Inc., borrowed $49,000 from FSF in making purchases.

ITEM 4.  PURPOSE OF TRANSACTION

         The purpose of the acquisition of shares of Common Stock is for investment purposes and also for the purpose of acquiring a controlling interest in UTI by Mr. Correll and/or Reporting Persons affiliated with him.

         The Reporting Persons have acquired securities of UTI in accordance with and subject to the terms and conditions of (a) the Acquisition Agreement, dated April 30, 1998, between FSF and UTI, as amended May 29, 1998 and December 31, 1999, (b) the Stock Purchase Agreement, dated April 30, 1998, between FSF and Larry E. Ryherd, and (c) the Convertible Note Purchase Agreement, dated April 30, 1998, between FSF and James E. Melville, George E. Francis, Brad M. Wilson, Joseph H. Metzger, Theodore C. Miller, Michael K. Borden and Patricia G. Fowler (collectively, these agreements are filed with this Report as Exhibit A and incorporated herein by reference), as well as pursuant to the terms and conditions of the Stock Acquisition Agreement dated December 30, 1999, between UTI and the shareholders of North Plaza of Somerset, Inc. (a copy of which is filed with this Report as Exhibit I and incorporated herein by reference).

         FSBI also entered into the following agreements and understandings pursuant to which it was to have acquired additional Common Stock as further described below; FSBI has assigned its rights and obligations under such agreements and understandings to UTI as further described below:

1. FSBI entered into a Common Stock Purchase Agreement, dated February 13, 2001, among FSBI and James E. Melville, Barbara Hartman, BJM Trust
         - James E. Melville, Trustee, Matthew C. Hartman Trust - James E. Melville, Trustee, Zachary T. Hartman Trust - James E. Melville, Trustee, Elizabeth A. Hartman Trust - James E. Melville, Trustee, and Margaret M. Hartman Trust - James E. Melville, Trustee (the "Melville Purchase Agreement", a copy of which is attached as Exhibit K to this Report and incorporated herein by reference). Pursuant to the terms and conditions of the Melville Purchase Agreement, FSBI was to purchase 22,500 shares of Common Stock at a price per share of $8.00. The $180,000 aggregate purchase price for such shares was to have been paid pursuant to unsecured, nonnegotiable promissory notes to be issued by FSBI to the sellers of the shares at the closing of the transactions contemplated by the Melville Purchase Agreement (the form of which is included as Exhibit A to the Melville Purchase Agreement which is attached as Exhibit K to this Report and incorporated herein by reference). The promissory notes were to accrue interest on the unpaid principal balance thereof at a rate of 7% per annum to be paid quarterly; the principal amount of the promissory notes was to be repaid in five equal annual installments with such payments to begin on the first anniversary of the closing of the transactions contemplated by the Melville Purchase Agreement. FSBI has assigned its rights and obligations under the Melville Purchase Agreement to UTI, and UTI has assumed such rights and obligations, pursuant to an Assignment and Assumption Agreement, dated April 11, 2001, between FSBI and UTI (the "Melville Purchase Agreement Assignment", a copy of which is attached as Exhibit M to this Report and incorporated herein by reference), and the other parties to the Melville Purchase Agreement have consented to such assignment and assumption pursuant to a Consent to Assignment and Novation, dated April 5, 2001 (the "Melville Consent," a copy of which is attached as Exhibit N to this Report and incorporated herein by reference). On April 12, 2001, UTI purchased the 22,500 shares of Common Stock pursuant to the Melville Purchase Agreement, and the promissory notes issued as payment therefor were promissory notes of UTI containing substantially the same terms as the promissory notes to have been issued by FSBI pursuant to the Melville Purchase Agreement as further described in this Item 4.

2. FSBI entered into a Common Stock Purchase Agreement, dated February 13, 2001, among FSBI and Larry E. Ryherd, Dorothy L. Ryherd, Shari Lynnette Serr, Jarad John Ryherd, Derek Scott Ryherd, Dorothy L. Ryherd, Custodian for Casey Jaye Serr UGMA IL, Larry E. Ryherd, Custodian for Casey Jaye Serr UGMA IL, Steven W. Serr, Halcie B. Brown, Douglas W. Ryherd, Susan J. Ryherd, Douglas W. Ryherd, Custodian for Bryan D. Ryherd UGMA IL, Douglas W. Ryherd, Custodian for Evan Ryherd UGMA IL, Ella E. Campbell, Douglas W. Ryherd, Custodian for Jordan Ray Ryherd UGMA, IL, Illinois National Bank, Successor Trustee of the Shari Lynette Serr Irrevocable Trust under Agreement dated December 30, 1987, Illinois National Bank, Successor Trustee of the Jarad John Ryherd Irrevocable Trust under Agreement dated December 30, 1987, Illinois National Bank, Successor Trustee of the Derek Scott Ryherd Irrevocable Trust under Agreement dated December 30, 1987, Douglas W. Ryherd - IRA, Larry Ryherd as the Sellers' Agent, Casey Jaye Serr, Bryan D. Ryherd, Evan Ryherd, and Jordan Ray Ryherd (the "Ryherd Purchase Agreement", a copy of which is attached as Exhibit L to this Report and incorporated herein by reference). Pursuant to the terms and conditions of the Ryherd Purchase Agreement, FSBI was to purchase a total of 563,215 shares of Common Stock at a price per share of $8.00. The $4,505,720 aggregate purchase price for the shares of Common Stock to have been purchased by FSBI pursuant to the Ryherd Purchase Agreement was to have been paid as follows: 12,044 shares were to be purchased for cash at the closing of the transactions contemplated by the Ryherd Purchase Agreement; the purchase price for the remaining 551,171 shares was to have been paid 20% in cash at the closing and the remaining 80% pursuant to an unsecured, nonnegotiable promissory note to be issued at the closing by FSBI to an agent appointed by certain of the sellers pursuant to the Ryherd Purchase Agreement to receive payments thereunder on their behalf. The promissory note (the form of which is included as Exhibit A to the Ryherd Purchase Agreement which is attached as Exhibit L to this Report and incorporated herein by reference) was to have contained substantially identical terms and conditions as the promissory notes to have been issued pursuant to the Melville Purchase Agreement described above in this Item 4. FSBI has assigned its rights and obligations under the Ryherd Purchase Agreement to UTI, and UTI has assumed such rights and obligations, pursuant to an Assignment and Assumption Agreement, dated April 11, 2001, between FSBI and UTI (the "Ryherd Purchase Agreement Assignment," a copy of which is attached as Exhibit O to this Report and incorporated herein by reference), and the other parties to the Ryherd Purchase Agreement consented to such assignment and assumption pursuant to a Consent to Assignment and Novation, dated April 6, 2001 (the "Ryherd Consent," a copy of which is attached as Exhibit P to this Report and incorporated herein by reference). On April 12, 2001, UTI purchased 559,440 of the total 563,215 shares of Common Stock pursuant to the Ryherd Purchase Agreement, and the promissory note issued as partial payment for certain of those shares was a promissory note of UTI containing substantially the same terms as the promissory note to have been issued by FSBI pursuant to the Ryherd Purchase Agreement as further described in this Item 4. UTI has agreed to delay its acquisition of the remaining 3,775 shares of Common Stock to be purchased pursuant to the Ryherd Purchase Agreement for a brief period after the closing at the request of the seller of such shares.

3. FSBI also had an understanding to purchase for cash an additional 670 shares of Common Stock at $8.00 per share from certain persons who are parties to and sold shares pursuant to the Ryherd Purchase Agreement and one relative of certain persons who are parties to and sold shares pursuant to the Melville Purchase Agreement, as further described in this Item 4 (the "Additional Understandings"). On April 12, 2001, UTI purchased 100 of the total 670 shares, and the remaining 570 shares will be purchased by UTI on or about the time it purchases the remaining 3,775 shares pursuant to the Ryherd Purchase Agreement as further described in this Item 4.

         Pursuant to the Option Agreement between FSF and UTI, dated April 30, 1998 (included in Exhibit A hereto as Exhibit 1(e) to the Acquisition Agreement and incorporated herein by reference), FSF has the option to purchase from UTI additional shares of Common Stock of UTI for a purchase price in cash equal to $15 per share whenever FSF and its affiliates beneficially own less than 51% of the outstanding shares of Common Stock of UTI in order to beneficially own a majority of such outstanding shares, subject to certain limitations. As a result of UTI's purchases of Common Stock pursuant to the Melville Purchase Agreement and the Ryherd Purchase Agreement as further described in this Item 4, FSF and its affiliates currently beneficially own in excess of 51% of UTI's outstanding Common Stock and therefor FSF currently does not have a right to acquire any additional Common Stock pursuant to the Option Agreement. The Option Agreement expires July 1, 2001.

         In addition, one or more of the Reporting Persons have purchased and may from time to time purchase shares of Common Stock in the open market or in privately negotiated transactions depending upon, among other things, market conditions, the market value of the Common Stock and the availability of shares for sale, the Reporting Person's liquidity and availability of funds or other similar factors. The Reporting Persons also, from time to time, will evaluate the structure of their relationship with UTI, the structure of the relationship of UTI and its subsidiaries and the merits of additional investments in UTI or restructurings of the UTI holding company organization, which could include acquisitions of additional securities of UTI or a business combination involving UTI and one or more of the Reporting Persons or their affiliates or subsidiaries of UTI. FSBI's election to become a financial holding company became effective July 31, 2000 so acquisitions of additional shares of Common Stock by FSBI will be permissible under the Bank Holding Company Act of 1956, as amended from time to time.

         The Acquisition Agreement between UTI and FSF contained covenants concerning the operation of UTI pending the closing of the transactions contemplated by that agreement, as well as covenants by UTI and FSF following the closing, including the following:

         1. BOARD OF DIRECTORS. UTI has agreed to cause three persons designated by FSF to be appointed to the Board of Directors of UTI effective as of the closing date of the Acquisition Agreement (November 20, 1998). For each of the three annual elections of the UTI Board of Directors following the closing, UTI will cause three persons designated by FSF to be included in the management slate of directors recommended to the UTI shareholders for election to Board membership. UTI will not and will cause the UTI Board of Directors not to take any action that would increase the size of the Board of Directors for such three year period. In addition to the three persons designated, Ward Correll, Jesse Correll's father, is a Director of UTI.

         2. NO ADDITIONAL SHARES. For a period of three years following the closing of the Acquisition Agreement (November 20, 1998), UTI will not and will not permit any UTI affiliate to issue additional shares of capital stock or to issue or agree to issue any option, warrant or other instrument convertible into shares of capital stock without prior written consent of FSF.

         3. UII NOTE AGREEMENT. UTI agreed to cause United Income, Inc. to call, as soon as practicable, all of the United Income, Inc. outstanding convertible debt according to its terms.

         4. REPURCHASE OF SHARES. UTI agreed to purchase for a cash price of $15 per share, the 28,000 shares of Common Stock owned by Universal Guaranty on or before December 31, 1998.

         5. PENDING MERGER. FSF and UTI agreed to proceed with the merger of UTI and United Income, Inc., which became effective July 26, 1999.

         One  or  more  of  the   Reporting   Persons,   directly   or   through
representatives, have a role in the management of UTI through board representation and Mr. Correll serves as chief investment officer for the life insurance subsidiaries of UTI; in addition, he was named Chairman and Chief Executive Officer of UTI, First Commonwealth Corp. and three life insurance subsidiaries of UTI effective March 28, 2000, replacing Larry Ryherd as Chairman and CEO of these companies. In addition, Randall L. Attkisson, a board member of UTI who is affiliated with the Reporting Persons (as further described in Item 2 of this Report and incorporated herein by reference), was named President and Chief Operating Officer of UTI, First Commonwealth Corp. and three life insurance subsidiaries of UTI effective January 8, 2001, replacing James E. Melville as President and COO of these companies. Mr. Melville has also resigned from the boards of UTI, First Commonwealth Corp. and three life insurance subsidiaries of UTI effective February 13, 2001. The Reporting Persons as a result of the foregoing have the ability to influence UTI and its strategic plans, and may recommend and implement changes in the management and/or the board of directors of UTI and its subsidiaries as they consider appropriate.

         Except as described above, the Reporting Persons do not presently have any plans or proposals which relate to or would result in (i) the acquisition by any person of additional securities of UTI, or the disposition of securities of UTI, (ii) an extraordinary corporate transaction involving UTI or its subsidiaries, (iii) the sale or transfer of a material amount of assets of UTI or its subsidiaries, (iv) a change in the present board of directors or management of UTI, (v) a material change in the present capitalization or dividend policy of UTI, (vi) any other material change in UTI's business or corporate structure, (vii) a change in UTI's charter or bylaws or other actions which may impede the acquisition of control of UTI by any person, (viii) a class of securities of UTI being delisted from a national securities exchange or cease being authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) a class of equity securities of UTI becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or (x) any action similar to those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a-b) The beneficial ownership of the Common Stock by each Reporting Person is as follows. Each Reporting Person has sole voting and dispositive power over the shares listed opposite the Reporting Person's name, except as noted:

                                                           NUMBER OF
REPORTING PERSON                                      SHARES OWNED(%)<F1>
----------------                                      ------------------
Jesse T. Correll <F2>                                  335,999 (9.4%)
First Southern Bancorp, Inc.                           353,044 (9.9%)
First Southern Funding, LLC<F3>                        1,130,747 (31.6%)
First Southern Capital Corp., LLC                      183,033(5.1%)
First Southern Investments, LLC                        18,575 (0.5%)
Ward F. Correll<F4>                                    98,523 (2.8%)
WCorrell, Limited Partnership<F2>                      72,750 (2.0%)
Cumberland Lake Shell, Inc.<F4>                        98,523 (2.8%)
Dyscim, LLC<F2>                                        150,545 (4.2%)
         Total<F5>                                     2,119,921 (59.2%)

[FN]
         <F1>The percentage of outstanding  shares is based on 3,582,135  shares of Common Stock outstanding as of April 13, 2001. As further described in Item 4 of this Report and incorporated herein by reference, UTI intends to purchase an additional 3,775 shares pursuant to the Ryherd Purchase Agreement and 570 shares pursuant to the Additional Understandings.
         <F2>The share  ownership  of Mr.  Correll  includes  150,545  shares of
Common Stock held by Dyscim, LLC, a Kentucky limited liability company all of the outstanding membership interests of which are owned by Mr. Correll, and 72,750 shares of Common Stock held by WCorrell, Limited Partnership, a Georgia limited partnership in which Mr. Correll serves as managing general partner and, as such, has sole voting and dispositive power over the shares of Common Stock held by it.
         <F3>The above amounts do not include  additional shares of Common Stock that may be acquired under the Option Agreement as described in Item 4 of this Report and incorporated herein by reference. As further described in Item 4 of this Report and incorporated herein by reference, no additional shares of Common Stock may currently be acquired pursuant to the Option Agreement.

         <F4>Represents the shares of Common Stock held by Cumberland Lake
Shell, Inc., all of the outstanding voting shares of which are owned by Ward F. Correll and his wife. As a result, Ward F. Correll may be deemed to share the voting and dispositive power over these shares.
         <F5>Mr. Correll, FSBI, FSF, FSI and FSC have agreed in principle to act together for the purpose of acquiring or holding equity securities of UTI. In addition, because of their relationships with these Reporting Persons, Ward F. Correll, Cumberland Lake Shell, Inc., Dyscim, LLC and WCorrell, Limited Partnership may also be deemed to be members of this group. Therefore, for purposes of this Schedule 13D, each may be deemed to have acquired beneficial ownership of the equity securities of UTI beneficially owned by each of the other Reporting Persons. In addition, by virtue of his ownership of voting securities of FSF and FSBI, Mr. Correll may be deemed to beneficially own the total number of shares of Common Stock owned by them, and may be deemed to share with them the right to vote and to dispose of such shares. Mr. Correll owns approximately 82% of the outstanding membership interests of FSF; he owns directly approximately 39% and companies he controls own approximately 23% of the outstanding voting stock of FSBI. In addition, he is a manager of First Southern Capital Corp., LLC and First Southern Funding, LLC.

(c) There have been no transactions in the Common Stock of the Issuer effected within the past 60 days of the date of the filing of this amendment to this
Schedule 13D by the Reporting Persons.


ITEM 6: CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         See responses to Items 4 and 5 above. Other than (i) the Acquisition Agreement, the Stock Purchase Agreement, the Convertible Note Purchase Agreement, and the Option Agreement, all four of which are filed as Exhibit A,
(ii) as described in the responses to Items 4 and 5 above, (iii) the Agreement of Assignment among the Reporting Persons, dated November 20, 1998, which is filed as Exhibit E, and incorporated herein by reference, (iv) the Agreement Among Reporting Persons attached hereto as Exhibit B, (v) the letter of intent (which is filed as Exhibit G) and the acquisition agreement (which is attached hereto as Exhibit I) with respect to the acquisition of shares of Common Stock in exchange for shares of North Plaza of Somerset, Inc., (vi) the Melville Purchase Agreement, which is filed as Exhibit K hereto, (vii) the Ryherd
Purchase  Agreement,  which is filed as Exhibit L hereto,  (viii)  the  Melville
Purchase Agreement Assignment, which is filed as Exhibit M hereto, (ix) the Melville Consent, which is filed as Exhibit N hereto, (x) the Ryherd Purchase Agreement Assignment, which is filed as Exhibit O hereto, and (xi) the Ryherd Consent, which is filed as Exhibit P hereto, neither the Reporting Persons nor any of their directors, executive officers or controlling persons is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any security of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7: MATERIAL TO BE FILED AS EXHIBITS

         The following exhibits are filed with this Schedule 13D:

Exhibit A         Acquisition  Agreement  between FSF and  UTI dated April 30,
                  1998, as amended May 29, 1998, including the following exhibits thereto: Stock Purchase Agreement between FSF and Larry E. Ryherd dated April 30, 1998; Convertible Note
                  Purchase  Agreement between FSF and James E. Melville,  George
                  E. Francis,  Brad M. Wilson,  Joseph H.  Metzger,  Theodore C.
                  Miller,  Michael K. Borden and  Patricia G. Fowler dated April
                  30, 1998; and Option Agreement between FSF and UTI dated April
                  30, 1998.

Exhibit B         Agreement among Reporting Persons for the filing of a single
                  Schedule 13D pursuant to Rule 13d-l(f)(l).

Exhibit C         Business Loan Agreement relating to the borrowing of funds by
                  FSF.

Exhibit D         Business Loan Agreement relating to the borrowing of funds by
                  FSBI.

Exhibit E         Agreement of Assignment among the Reporting Persons dated
                  November 20, 1998.

Exhibit F         Directors,   officers,   members,   general   partners  and
                  controlling persons of Reporting Persons.

Exhibit G         Letter of intent between UTI and Mr.  Correll,  on behalf of the shareholders of North Plaza of Somerset, Inc.

Exhibit H         Promissory note relating to the borrowing of funds by FSF and
                  FSBI.

Exhibit I Stock Acquisition Agreement dated December 30, 1999, between UTI and Shareholders of North Plaza of Somerset, Inc.

Exhibit J         Amendment,  dated December 31, 1999,  between FSF and UTI to the Acquisition Agreement filed as Exhibit A to this Report.

Exhibit K         Common Stock Purchase Agreement, dated February 13, 2001,
                  among FSBI and James E. Melville, Barbara Hartman, BJM Trust -
                  James E. Melville,  Trustee,  Matthew C. Hartman Trust - James
                  E.  Melville,  Trustee,  Zachary T.  Hartman  Trust - James E.
                  Melville,  Trustee,  Elizabeth  A.  Hartman  Trust - James  E.
                  Melville,  Trustee,  and Margaret M. Hartman  Trust - James E.
                  Melville, Trustee.

Exhibit L         Common Stock Purchase Agreement, dated February 13, 2001,
                  among  FSBI and Larry E.  Ryherd,  Dorothy  L.  Ryherd,  Shari
                  Lynnette Serr, Jarad John Ryherd, Derek Scott Ryherd,  Dorothy
                  L.  Ryherd,  Custodian  for Casey Jaye Serr UGMA IL,  Larry E.
                  Ryherd, Custodian for Casey Jaye Serr UGMA IL, Steven W. Serr,
                  Halcie B.

                  Brown, Douglas W. Ryherd, Susan J. Ryherd, Douglas W. Ryherd, Custodian for Bryan D. Ryherd UGMA IL, Douglas W. Ryherd, Custodian for Evan Ryherd UGMA IL, Ella E. Campbell, Douglas
                  W. Ryherd, Custodian for Jordan Ray Ryherd UGMA, IL, Illinois National Bank, Successor Trustee of the Shari Lynette Serr Irrevocable Trust under Agreement dated December 30, 1987,
                  Illinois National Bank, Successor Trustee of the Jarad John Ryherd Irrevocable Trust under Agreement dated December 30, 1987, Illinois National Bank, Successor Trustee of the Derek Scott Ryherd Irrevocable Trust under Agreement dated December 30, 1987, Douglas W. Ryherd - IRA, Larry Ryherd as the Sellers' Agent, Casey Jaye Serr, Bryan D. Ryherd, Evan Ryherd, and Jordan Ray Ryherd.

Exhibit M         Assignment and Assumption  Agreement,  dated April 11, 2001, between FSBI and UTI.

Exhibit N         Consent to Assignment and Novation, dated April 5, 2001, among
                  James  E.  Melville,  Barbara  Hartman,  BJM  Trust - James E.
                  Melville,  Trustee,  Matthew  C.  Hartman  Trust  -  James  E.
                  Melville,  Trustee,  Zachary  T.  Hartman  Trust  -  James  E.
                  Melville,  Trustee,  Elizabeth  A.  Hartman  Trust - James  E.
                  Melville,  Trustee,  and Margaret M. Hartman  Trust - James E.
                  Melville, Trustee.

Exhibit O         Assignment and Assumption  Agreement,  dated April 11, 2001, between FSBI and UTI.

Exhibit P         Consent to Assignment and Novation, dated April 6, 2001, among
                  Larry E. Ryherd, Dorothy L. Ryherd, Shari Lynnette Serr, Jarad
                  John Ryherd, Derek Scott Ryherd, Dorothy L. Ryherd, Custodian for Casey Jaye Serr UGMA IL, Larry E. Ryherd, Custodian for
                  Casey  Jaye Serr UGMA IL,  Steven W.  Serr,  Halcie B.  Brown,
                  Douglas  W.  Ryherd,  Susan  J.  Ryherd,  Douglas  W.  Ryherd,
                  Custodian  for Bryan D.  Ryherd  UGMA IL,  Douglas W.  Ryherd,
                  Custodian for Evan Ryherd UGMA IL, Ella E.  Campbell,  Douglas
                  W. Ryherd,  Custodian for Jordan Ray Ryherd UGMA, IL, Illinois
                  National  Bank,  Successor  Trustee of the Shari  Lynette Serr
                  Irrevocable  Trust under  Agreement  dated  December 30, 1987,
                  Illinois  National Bank,  Successor  Trustee of the Jarad John
                  Ryherd  Irrevocable  Trust under  Agreement dated December 30,
                  1987,  Illinois National Bank,  Successor Trustee of the Derek
                  Scott Ryherd  Irrevocable Trust under Agreement dated December
                  30,  1987,  Douglas  W.  Ryherd  - IRA,  Larry  Ryherd  as the
                  Sellers' Agent, Casey Jaye Serr, Bryan D. Ryherd, Evan Ryherd, and Jordan Ray Ryherd.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 13, 2001              By:  /S/ JESSE T. CORRELL
                                       Jesse T. Correll
                                       Attorney-in-Fact on behalf of each of the
                                       Reporting Persons*


 * Pursuant to the Agreement among Reporting Persons dated January 7, 2000, for the filing of a single Schedule 13D pursuant to Rule 13d-1-(f)(1), each Reporting Person has authorized Jesse T. Correll to sign on behalf of such Reporting Person any Schedule 13D or amendments thereto that are required to be filed on behalf of the Reporting Persons to this Schedule 13D.

                                  EXHIBIT INDEX


EXHIBIT NO.                DESCRIPTION


         A* Acquisition Agreement between FSF and UTI dated April 30, 1998, as amended May 29, 1998, including the following exhibits thereto: Stock Purchase Agreement between FSF and Larry E. Ryherd dated April 30, 1998; Convertible Note Purchase Agreement between FSF and James E. Melville, George
                  E. Francis, Brad M. Wilson, Joseph H. Metzger, Theodore C. Miller, Michael K. Borden and Patricia G. Fowler dated April 30, 1998; and Option Agreement between FSF and UTI dated April 30, 1998.

         B*       Agreement  among  Reporting  Persons dated January 7, 2000 for
                  the  filing  of  a  single   Schedule  13D  pursuant  to  Rule
                  13d-l(f)(l).

         C* Business Loan Agreement relating to the borrowing of funds by FSF.

         D* Business Loan Agreement relating to the borrowing of funds by FSBI.

         E* Agreement of Assignment among the Reporting Persons dated November 20, 1998.

         F Directors, officers, members, general partners and controlling persons of Reporting Persons.

         G* Letter of intent between UTI and Mr. Correll, on behalf of the shareholders of North Plaza of Somerset, Inc.

         H* Promissory note relating to the borrowing of funds by FSF and FSBI.

         I* Stock Acquisition Agreement dated December 30, 1999, between UTG and Shareholders.

         J* Amendment, dated December 31, 1999, between FSF and UTI to the Acquisition Agreement filed as Exhibit A to this Report.

         K* Common Stock Purchase Agreement, dated February 13, 2001, among FSBI and James E. Melville, Barbara Hartman, BJM Trust - James E. Melville, Trustee, Matthew C. Hartman Trust - James
                  E. Melville, Trustee, Zachary T. Hartman Trust - James E. Melville, Trustee, Elizabeth A. Hartman Trust - James E.
                  Melville, Trustee, and Margaret M. Hartman Trust - James E. Melville, Trustee.

         L* Common Stock Purchase Agreement, dated February 13, 2001, among FSBI and Larry E. Ryherd, Dorothy L. Ryherd, Shari Lynnette Serr, Jarad John Ryherd, Derek

                  Scott Ryherd, Dorothy L. Ryherd, Custodian for Casey Jaye Serr UGMA IL, Larry E. Ryherd, Custodian for Casey Jaye Serr UGMA IL, Steven W. Serr, Halcie B. Brown, Douglas W. Ryherd, Susan
                  J. Ryherd, Douglas W. Ryherd, Custodian for Bryan D. Ryherd UGMA IL, Douglas W. Ryherd, Custodian for Evan Ryherd UGMA IL, Ella E. Campbell, Douglas W. Ryherd, Custodian for Jordan Ray Ryherd UGMA, IL, Illinois National Bank, Successor Trustee of the Shari Lynette Serr Irrevocable Trust under Agreement dated December 30, 1987, Illinois National Bank, Successor Trustee of the Jarad John Ryherd Irrevocable Trust under Agreement dated December 30, 1987, Illinois National Bank, Successor Trustee of the Derek Scott Ryherd Irrevocable Trust under Agreement dated December 30, 1987, Douglas W. Ryherd - IRA, Larry Ryherd as the Sellers' Agent, Casey Jaye Serr, Bryan D. Ryherd, Evan Ryherd, and Jordan Ray Ryherd.

         M Assignment and Assumption Agreement, dated April 11, 2001, between FSBI and UTI.

         N Consent to Assignment and Novation, dated April 5, 2001, among James E. Melville, Barbara Hartman, BJM Trust - James E. Melville, Trustee, Matthew C. Hartman Trust - James E.
                  Melville,  Trustee,  Zachary  T.  Hartman  Trust  -  James  E.
                  Melville,  Trustee,  Elizabeth  A.  Hartman  Trust - James  E.
                  Melville, Trustee, and Margaret M. Hartman Trust - James E. Melville, Trustee.

         O Assignment and Assumption Agreement, dated April 11, 2001, between FSBI and UTI.

         P Consent to Assignment and Novation, dated April 6, 2001, among Larry E. Ryherd, Dorothy L. Ryherd, Shari Lynnette Serr, Jarad John Ryherd, Derek Scott Ryherd, Dorothy L. Ryherd, Custodian for Casey Jaye Serr UGMA IL, Larry E. Ryherd, Custodian for Casey Jaye Serr UGMA IL, Steven W. Serr, Halcie B. Brown, Douglas W. Ryherd, Susan J. Ryherd, Douglas W. Ryherd,
                  Custodian for Bryan D. Ryherd UGMA IL, Douglas W. Ryherd, Custodian for Evan Ryherd UGMA IL, Ella E. Campbell, Douglas
                  W. Ryherd, Custodian for Jordan Ray Ryherd UGMA, IL, Illinois National Bank, Successor Trustee of the Shari Lynette Serr Irrevocable Trust under Agreement dated December 30, 1987,
                  Illinois National Bank, Successor Trustee of the Jarad John Ryherd Irrevocable Trust under Agreement dated December 30, 1987, Illinois National Bank, Successor Trustee of the Derek Scott Ryherd Irrevocable Trust under Agreement dated December 30, 1987, Douglas W. Ryherd - IRA, Larry Ryherd as the Sellers' Agent, Casey Jaye Serr, Bryan D. Ryherd, Evan Ryherd, and Jordan Ray Ryherd.

* Previously filed